SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of January 2006

                             -----------------------

                               ELBIT SYSTEMS LTD.

                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|  Form 20-F            |_|  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 |_|  Yes                  |X|  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated January 2, 2006.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's press release dated January 2, 2006.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ELBIT SYSTEMS LTD.
                                         (Registrant)


                                         By: /s/ Ilan Pacholder
                                             -----------------------------------
                                         Name:  Ilan Pacholder
                                         Title:  Corporate Secretary

Dated:   January 3, 2006

                                  EXHIBIT INDEX
                                  -------------

    EXHIBIT NO.      DESCRIPTION
    -----------      -----------

    1.               Press release dated January 2, 2006.
    2.               Press release dated January 2, 2006.

                                   EXHIBIT 1


                                                               [GRAPHIC OMITTED]


          ELBIT SYSTEMS' SUBSIDIARY, TADIRAN COMMUNICATIONS, SIGNED AN
                AGREEMENT VALUED AT $55M WITH AN ASIAN CUSTOMER

Haifa, Israel, January 2, 2006 - Elbit Systems Ltd. (NASDAQ:ESLT) reported that its 40%-owned subsidiary, Tadiran Communications Ltd. ("Tadiran") (TASE:TDCM), announced yesterday that it signed an agreement valued at $55 million with an Asian country. Under the agreement, Tadiran will provide the customer with advanced communications systems and equipment.

Under the first phase of the agreement, Tadiran will provide equipment valued at $5.5 million and has already received an advance payment equivalent to the first phase amount. The remainder of the contract is expected to be performed in three phases during 2006-2007.

ABOUT TADIRAN COMMUNICATIONS
----------------------------
Tadiran Communications brings into the homeland security arena over 40 years of experience in the development, manufacture and marketing of combat-proven communications solutions for armed forces in over 50 countries worldwide. Experience in creating synergies between advanced equipment and system elements enable the company to offer multiple level solutions that are a real added value for police forces, local, national and international security forces at every operational level. The company's full system solutions offer comprehensive integrated, seamless and secure communications between all ground, naval and airborne, military homeland security forces, as well as special rescue units. The company's MOBAT Division specializes in advanced HF solutions for paramilitary, government and high-grade commercial applications. Tadiran Communications' fully-owned subsidiary Snapshield(TM), a leading global provider of managed secure telecommunication solutions, expands the company's offerings to include secure encryption on mobile and wireline telephone networks. As an international company Tadiran Communications has subsidiaries in the U.S. and Europe.

Tadiran Communications is publicly traded under the symbol: TDCM on the Tel Aviv Stock Exchange.


ABOUT ELBIT SYSTEMS
-------------------

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

CONTACTS
--------

COMPANY CONTACT                                           IR CONTACTS
Ilan Pacholder, Corporate Secretary                       EhudHelft/Kenny Green
   and VP Finance & Capital Markets
  ELBIT SYSTEMS LTD.                                      GK INTERNATIONAL
Tel:  972-4  831-6632                                     Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                     Fax: 972-3-607-4711
pacholder@elbit.co.il                                     ehud@gk-biz.com
---------------------                                     ---------------
                                                          kenny@gk-biz.com
                                                          ----------------

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                   EXHIBIT 2


                                                               [GRAPHIC OMITTED]


              ELBIT SYSTEMS' SUBSIDIARY, ELISRA ELECTRONIC SYSTEMS,
              -----------------------------------------------------
             AWARDED A CONTRACT VALUED AT APPROXIMATELY $80 MILLION
             ------------------------------------------------------

Haifa, Israel, January 2, 2006 - Elbit Systems Ltd. (NASDAQ:ESLT) reported today that its 70%-owned subsidiary, Elisra Electronic Systems Ltd., completed the contract finalization process for a contract valued at approximately $80M to supply full Electronic Warfare (EW) suites for fighter aircrafts to an international customer.

The contract will be performed over a three-year period.

ABOUT THE ELISRA GROUP
----------------------

The Elisra Electronic Systems Group comprises of Elisra Electronic Systems Ltd., Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd. The Group designs, develops, manufactures, integrates and supports advanced system solutions for air, sea and land deployment in over 25 countries. The Group's main products include: New Generation Complete, Integrated Self-Protection Suites including Passive IR Missile Warning for Fighters, Helicopters, Transport Aircraft and MPA; EW Payloads with Radar Warning Receivers, Laser Warning System, Passive IR Missile Warning System, Chaff and Flare Dispensing System, COMJAM/ESM/ELINT, as well as Integrated EW System with C(4)I, COMINT DF/ ELINT/ECM; Full C(4)I Solutions - All Battlefield Command Chains, Via IP Technology; Battlefield Management and Control; Theater Missile Defense including Test Bed; Artillery C(4)I; Advanced Search and Rescue Systems; Data Links for UAVs & Guided Weapons. The Elisra Group is a 70% Subsidiary of Elbit Systems.

About Elbit Systems
-------------------

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

CONTACTS
--------

COMPANY CONTACT                                           IR CONTACTS
Ilan Pacholder, Corporate Secretary                       EhudHelft/Kenny Green
   and VP Finance & Capital Markets
  ELBIT SYSTEMS LTD.                                      GK INTERNATIONAL
Tel:  972-4  831-6632                                     Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                     Fax: 972-3-607-4711
pacholder@elbit.co.il                                     ehud@gk-biz.com
---------------------                                     ---------------
                                                          kenny@gk-biz.com
                                                          ----------------

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.